Aflac Incorporated 2nd Quarter 2006 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2006	2005	2006	2005

Fixed charges:
Interest expense	$4,777	$5,557	$9,692	$11,446
Interest on investment-type contracts	2,991	2,298	5,705	4,470
Rental expense deemed interest	218	157	393	311

Total fixed charges	$7,986	$8,012	$15,790	$16,227

Earnings before income tax	$624,214	$515,901	$1,198,640	$1,022,420
Add back:
Total fixed charges	7,986	8,012	15,790	16,227

Total earnings before income
tax and fixed charges	$632,200	$523,913	$1,214,430	$1,038,647

Ratio of earnings to fixed charges	79.2x	65.4x	76.9x	64.0x

EXH 12-1